EX-99.23.m.x
                            AMERIPRIME ADVISORS TRUST
                         LIQUID GREEN MONEY MARKET FUND

                            SHAREHOLDER SERVICES PLAN
                          (Adopted September 20, 2001)

         SHAREHOLDER SERVICES PLAN (this "Plan"), adopted by the Board of Trustees of AmeriPrime Advisors Trust, an Ohio business trust (the "Trust"), with respect to each class of the shares of beneficial interest (the "Shares") of the Liquid Green Money Market Fund (the "Fund").

         Section 1 This Plan is adopted to allow the Fund to make payments as contemplated herein to obtain certain personal services for shareholders and/or the maintenance of shareholder accounts ("Services").

         Section 2 This Plan is designed to compensate broker/dealers and other participating financial institutions and other persons ("Providers") for providing services to the Fund and its shareholders. The Plan will be administered by Unified Fund Services, Inc. ("Unified"), as administrator of the Fund. In compensation for the services provided pursuant to this Plan, Providers will be paid a monthly fee computed at the annual rate not to exceed 0.15% of the average aggregate net asset value of the Shares held during the month.

         Section 3 Any payments made to any Provider pursuant to this Plan will be made pursuant to a "Shareholder Services Agreement" entered into by Unified on behalf of the Fund and the Provider.

         Section 4 The Fund has the right (a) to select, in its sole discretion, the Providers to participate in the Plan and (b) to terminate without cause and in its sole discretion any Shareholder Services Agreement.

         Section 5 Quarterly in each year that this Plan remains in effect, Unified shall prepare and furnish to the Board of Trustees of the Trust, and the Board of Trustees shall review, a written report of the amounts expended under this Plan.

         Section 6 This Plan shall become effective upon the latest to occur of the following: (a) approval of this Plan by a majority of the Trust's Board of Trustees, including a majority of the members of the Board of Trustees who are not "interested persons" of the Trust and have no direct or indirect financial interest in the operation of the Plan or in any related documents to the Plan (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on this Plan; (b) the execution by the Fund of an exhibit hereto adopting this Plan; and (c) the effectiveness of the registration of the Fund's Shares under the Securities Act of 1933, as amended.

         Section 7 This Plan shall remain in effect for the period of one year from the date set forth above and may be continued thereafter if this Plan is approved at least annually by a majority of the Board of Trustees, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on this Plan.

         Section 8 All material amendments to this Plan must be approved by a vote of the Board of Trustees, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

         Section 9 This Plan may be terminated at any time by: (a) a majority vote of the Qualified Trustees; or (b) a vote of a majority of the outstanding voting securities of such Fund.

         Section 10 While this Plan shall be in effect, the selection and nomination of Trustees who are not "interested persons" of the Trust will be committed to the discretion of Trustees who are themselves not interested persons of the Trust.

         Section 11 All agreements with any person relating to the implementation of this Plan shall be in writing and any agreement related to this Plan shall be subject to termination, without penalty, pursuant to the provisions of Section 9 above.

     Section 12 This Plan shall be construed in accordance with and governed by the laws of the State of Ohio.